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                                                                    EXHIBIT 99.3


                      THE WESTERN COMPANY OF NORTH AMERICA

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS



BUSINESS CONDITIONS

       Demand for pressure pumping services, offshore drilling and production chemicals provided by the Company is significantly affected by the level of oil and gas well drilling activity. This activity, in turn, is influenced by current and expected oil and natural gas prices.

       Most indicators of well drilling activity, including oil and natural gas prices, were lower in 1994 than in 1993 as shown in the following table.

                                                            1994             1993             1992
                                                            ----             ----             ----
       Average Domestic Rig Count
              Total                                           775              754              721
              Oil                                             335              373              373
              Natural gas                                     427              364              331
       Average natural gas price ($/MMBtu)                 $ 1.72           $ 1.97           $ 1.61
       Average oil price ($/barrel)                        $17.27           $18.39           $20.59
       Domestic natural gas well completions                7,868            8,761            7,945
       Domestic oil well completions                        6,080            8,035            8,703


       Negative year-over-year changes in these indicators adversely affected 1994 operating performance of the Company's pressure pumping business.

       A 10% decline in domestic natural gas well completions in 1994, in response to weak natural gas prices throughout most of the year, compared negatively to the 10% increase in 1993. Domestic oil well completions fell 24% in 1994 following a decline of 8% in 1993.

       In international markets, where activity is affected by the level and trend of oil prices, results were below expectations. Oil price improvement in the second half of the year did not occur soon enough to offset the effects of low oil prices earlier in the year. An unstable political environment in certain of the Company's international locations also contributed to unfavorable operating results.

       The Company believes that the current weakness in natural gas prices may continue to have a negative effect on domestic performance in 1995.

ACQUISITIONS AND DISPOSITIONS

       In February 1995, the Company sold its last remaining drilling rig, the semi-submersible Western Pacesetter IV, for $37.2 million. In December 1994, the semi-submersible drilling rig, Alaskan Star, was sold for $11.8 million, of which $6.3 million is a bankers' acceptance drawn on a U.S. bank due within one year, and in 1993 eleven jack-up rigs were sold for $169.3 million. The offshore drilling business has been accounted for as a discontinued operation. See Note 4 of Notes to Consolidated Financial Statements for additional information.

       The Company completed the acquisition in February 1994, of substantially all of the assets of the production and process chemical business of Unichem International, Inc. ("Unichem") for $19.8

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million in cash and in June 1994, of substantially all of the oilfield chemicals business and assets of Betz Energy Chemicals, Inc. ("Betz") for $4.8 million in cash. The businesses acquired from Unichem and Betz are substantially the same and are affected primarily by oil, rather than natural gas, prices. In July 1994, the Company completed the acquisition of the coiled tubing business of Coiltech, Inc. ("Coiltech") for $3.1 million in cash. All three acquisitions were accounted for using the purchase method of accounting. See Note 3 of Notes to Consolidated Financial Statements for additional information.

MERGER AGREEMENT

       In November 1994, the Company and BJ Services Company ("BJ Services") entered into a definitive merger agreement. Subject to certain conditions and to appraisal rights under Delaware law, this agreement provides that stockholders of the Company will receive $20 in cash or in shares of BJ Services common stock for each outstanding share of Company Common Stock they own. Additionally, for each share of Common Stock they hold, each stockholder will receive .2 of a five-year warrant to purchase one share of BJ common stock for $30 per share. Pursuant to the merger agreement, stockholders may elect to receive any proportion of cash and BJ Services common stock, provided that the total number of shares of Common Stock for which such elections are made will be adjusted so that the total shares for which each type of election is made will be approximately equal. The transaction is subject to the approval of both companies' stockholders, antitrust review and other customary closing conditions, and is expected to close during the first half of 1995.

RESULTS OF OPERATIONS

       Revenue. Pressure pumping revenues for 1994 were $307.5 million as compared to $294.1 million and $225.4 million for 1993 and 1992, respectively. The $13.4 million (5%) increase in 1994 was due primarily to a 5% increase in domestic revenues from $278.1 million to $291.4 million. The Company was able to increase revenues due to increased demand for certain of its services as well as improved pricing despite a deterioration in most business condition indicators. International revenues increased slightly in 1994 over 1993 as a result of higher business volumes in Eastern Europe and the former
Soviet Union offset by lower export sales of equipment and products.

       In 1993, pressure pumping revenues were $68.7 million (31%) higher than 1992 reflecting a $66.6 million increase in domestic revenues and a $2.1 million increase in international revenues. Contributing to this increase were significantly higher levels of business volume resulting from increased demand and, to a lesser extent, improved pricing. This increased volume was primarily the result of increased demand for well stimulation services commensurate with higher levels of natural gas drilling and completion activity brought about by sustained higher natural gas prices. The $2.1 million increase in 1993 over 1992 in international revenues resulted from higher export sales of equipment and products partially offset by lower business volumes in Nigeria.

       Demand for the Company's pressure pumping services is tied closely to the seasonality of drilling and completion activity. The pressure pumping business historically experiences its lowest level of activity during the first quarter due in part to weather conditions which reduce drilling and completion activity.

       Operating Costs. Pressure pumping operating costs as a percent of revenue were 88% in 1994 as compared to 85% in 1993. The 3% deterioration was related primarily to domestic pressure pumping where operating costs increased from 83% to 85%. The domestic change in operating costs was due primarily to increased staffing levels and associated costs, environmental remediation costs and equipment costs partially offset by improved pricing. Foreign pressure pumping contributed to the 1994 margin decline due to lower levels of activity in Nigeria caused by political instability and increased operating costs related to the Company's well stimulation vessel, Western Renaissance. In July 1994, the Company relocated the Western Renaissance from the North Sea to the U.S. Gulf of





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Mexico due to the relatively low level of stimulation activity that occurred during 1994 in the North Sea. Pressure pumping operating costs as a percent of revenue were 85% in 1993 as compared to 89% for 1992. Domestic pressure pumping operating costs as a percentage of revenues decreased from 89% in 1992 to 83% in 1993. This total improvement was due primarily to increased volumes and lower variable operating costs but was somewhat offset by start-up costs relating to the Western Renaissance and lower levels of business activity in Nigeria and Indonesia.

       Depreciation and Amortization. Depreciation and amortization expense for 1994 increased $4.2 million (29%) primarily as a result of two factors. The 1994 acquisitions of Unichem, Betz and Coiltech resulted in additional depreciation and amortization expense of $2.3 million. Also, depreciation on the Western Renaissance increased by $2.1 million in 1994 due primarily to a full year of operations in 1994 versus only one month in 1993. Depreciation and amortization expense in 1993 of $14.6 million was slightly lower than 1992 depreciation and amortization expense of $14.9 million resulting from lower depreciation on certain pressure pumping equipment that had been fully depreciated partially offset by depreciation expense on new equipment. Utilization of the Western Renaissance, and opportunities therefor, will continue to be assessed in determining whether future undiscounted net cash flows will be adequate to cover its cost.

       General and Administrative. General and administrative expense for 1994 was substantially the same as 1993. General and administrative expense for 1993 was $0.9 million higher than 1992 due primarily to increased data processing costs related to a systems conversion and increased training costs.

       Interest Expenses, Net of Interest Capitalized. Interest expense for 1994 decreased $3.5 million (26%) over 1993 primarily as a result of the purchase and retirement in March 1994 of $97.8 million face value of the Company's $100 million 12 7/8% Senior Notes Due 2002 (the "Notes"). This decrease was partially offset by reduced capitalized interest and the impact of an interest rate swap. See Note 5 of Notes to Consolidated Financial Statements. The Company recorded interest expense of $0.8 million in 1994 related to the interest rate swap compared to interest expense being reduced by $1.1 million in 1993. The effect upon interest expense of the interest rate swap is dependent upon changes in the six month London Interbank Offering Rate. The estimated differential to be paid or received at each semiannual settlement date is charged or credited to interest expense as interest rates change. The Company capitalizes interest applicable to significant capital projects which require a period of time to construct. No interest was capitalized in 1994. Capitalized interest which relates principally to the Western Renaissance, which was placed in service late in the fourth quarter of 1993, amounted to $5.8 million in 1993 and $2.3 million in 1992. Interest expense in 1993 increased by $3.1 million (30%) over 1992 due primarily to interest associated with issuance of the Notes in November 1992. Proceeds from issuance of the Notes were used to retire all outstanding institutional debt which had lower interest rates. Increased amounts of interest capitalized and the impact of the interest rate swap partially offset this higher interest cost.

       Interest Income. Interest income for 1994 was $3.4 million (73%) lower than in 1993 due primarily to decreased average cash balances in 1994 and the receipt in 1993 of interest income associated with the settlement of a long-standing drilling contract dispute. Interest income in 1993 increased $3.6 million (339%) from 1992 due primarily to higher interest rates and average cash balances and the 1993 receipt of interest income associated with the previously mentioned drilling contract dispute.

       Merger Related Expenses. Expenses of $21.1 million were recorded in 1994 for costs associated with the expected merger with BJ Services and includes investment banker, legal and accounting fees, certain severance costs and other miscellaneous fees. In addition to the expense recorded in 1994, additional legal fees and certain other merger related expenses are expected to be incurred and recorded in 1995.





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       Writedown of Pressure Pumping Assets and Other.  The writedown of pressure pumping assets and other totaled $7.1 million in 1993 and included the writedown of older pressure pumping equipment and idle facilities to net realizable value in anticipation of disposal and various other non-operating costs.

       Income Taxes. Provision for income taxes from continuing operations was substantially the same in 1994 as 1993. Provision for income taxes from continuing operations increased $0.3 million in 1993 compared to 1992 primarily as a result of increased profitability in domestic operations in 1993. Total provision for income taxes, including discontinued operations, decreased by $9.8 million in 1994 compared to 1993 and increased by $6.9 million in 1993 compared to 1992 primarily as a result of the U.S. tax provision associated with the sale of certain offshore drilling rigs in 1993. The increase in 1993 was partially offset by the tax benefit associated with offshore drilling rig writedowns and decreased foreign income taxes. As a result of the Company's chapter 11 reorganization and subsequent changes in ownership of Common Stock, the Company is subject to an annual limitation with respect to the realization of U.S. net operating loss carryforwards. See Note 7 of Notes to Consolidated Financial Statements.

       Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires an asset and liability approach for financial accounting and reporting of income taxes. The Company adopted SFAS No. 109 prospectively and the initial adoption did not materially affect 1993 results of operations. The consolidated financial statements for 1992 were prepared in accordance with the provisions of Accounting Principles Board Opinion No. 11, "Accounting for Income Taxes."

       Discontinued Operations. In November 1994, the Company formalized a plan to dispose of the remaining assets of its offshore drilling segment.
These assets consisted primarily of two semi-submersible offshore drilling rigs and related equipment and inventory. As a result, the offshore drilling segment has been classified in the consolidated statements of operations as discontinued operations.

       The following table summarizes the results of the discontinued operation:

                                                       1994                   1993                    1992
                                                      -------                -------                 -------
                                                                      (In thousands)
       Revenues....................................   $22,609                $64,676                 $89,613
                                                      =======                =======                 =======
       Income from discontinued operations,
         net of income tax expense in 1994 -
         $152, 1993 - $9,673, and 1992 - $3,076....   $ 2,277                 35,321                   9,510
       Loss on disposal, net of income tax
         benefit in 1994 of $(152).................    (6,474)                    --                      --
                                                      -------                -------                 -------
                                                      $ 4,197                $35,321                 $ 9,510
                                                      =======                =======                 =======


       See Note 4 of Notes to Consolidated Financial Statements for additional information.

       Extraordinary Losses. During March 1994, the Company purchased through a tender offer $97.8 million face amount of Notes. The aggregate purchase price of these Notes was $117.3 million, resulting in an extraordinary loss of $25.7 million ($1.38 per share) including unamortized original debt issue costs of $3.2 million, unamortized original issue discount of $2.3 million and offering costs of $0.7 million. This extraordinary loss was recognized in December 1993. During 1992, the Company issued the Notes and used the





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proceeds to prepay secured debt totaling $94.6 million. As a result, it incurred a $1.2 million ($0.07 per share) extraordinary loss primarily representing prepayment penalties and the write-off of unamortized debt issuance costs.

FINANCIAL CONDITION

       Capital Requirements. Capital expenditures, exclusive of acquisitions, decreased $32.0 million (60%) in 1994 compared to 1993 primarily due to lower 1994 capital expenditures associated with the Western Renaissance and lower capital expenditures in the offshore drilling business as a result of the sales in 1993 of eleven offshore jack-up drilling rigs. Partially offsetting this decrease was an increase in capital expenditures in the domestic pressure pumping business. Capital expenditures, exclusive of acquisitions, increased $14.5 million (38%) in 1993 over 1992 due primarily to increased capital expenditures related to the domestic pressure pumping business. The 1994 capital expenditures for acquisitions are associated with the purchase of Unichem, Betz and Coiltech. In 1993, substantially all the assets of Smith Energy Services were acquired.

       During certain periods in the last few years, the Company has utilized nearly all of the service capacity of its pressure pumping equipment. Consequently, substantial capital expenditures may be needed for the Company to meet any sustained demand significantly greater than it experienced during those periods. Net revenues, however, could improve substantially without significant capital expenditures if price discounting improves. In the short term, the majority of capital expenditures for domestic pressure pumping equipment is expected to be a function of demand for related services as well as normal replacement needs. If additional operating facilities are needed, the Company believes inactive facilities that it already owns can be reactivated, or that new facilities can be leased, thereby limiting future capital expenditures for facilities.

       Additional capital expenditures will be required in order for the Company to continue the expansion of its pressure pumping services into international markets and to take advantage of opportunities to acquire on favorable terms businesses which complement or extend the Company's existing operations.

       Capital Resources and Liquidity. The decrease in the Company's cash position from $141.3 million to $12.7 million during 1994 was primarily due to the purchase and retirement of the Notes and capital expenditures partially offset by proceeds from sales of marketable securities and cash generated from operations. In 1993 the increase in the Company's cash position from $13.2 million to $141.3 million was primarily due to proceeds from sales of offshore drilling rigs and cash generated from operations offset by 1993 capital expenditures. Net cash provided by operating activities decreased $31.8 million (71%) in 1994 due primarily to lower operating results, merger related expenses and unfavorable changes in accounts payable and accounts receivable balances. Accounts payable was unusually high at year end 1993 and accounts receivable was unusually high at year end 1992. Net cash generated by operations increased $20.1 million (82%) in 1993 principally as a result of improved operating results within the domestic pressure pumping segment and favorable changes in accounts payable and accounts receivable balances.

       Sources of liquidity to meet the Company's planned capital expenditure and working capital needs during 1995 include cash on hand at December 31, 1994, cash proceeds of $37.2 million received in February 1995 from the sale of the Western Pacesetter IV, anticipated 1995 cash flow from operations and the $30 million available at December 31, 1994 under the Company's $30 million revolving credit facility. Based on management's current operating capital plan, these sources should provide the Company sufficient liquidity.





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